BRITISH COLUMBIA

NUMBER: **C-564789**

CERTIFICATE OF CHANGE OF NAME

COMPANY ACT

"I HEREBY CERTIFY THIS TO BE A TRUE COPY, OF THE ORIGINAL DOCUMENT THIS 21st DAY OF May, 2003

SOLICITOR"

BERNARD G. POZNANSKI
19th FLOOR
885 WEST GEORGIA STREET
VANCOUVER, B.C. V6C 3H4
Barrister & Solicitor

"I HEREBY CERTIFY THIS TO BE A TRUE COPY OF THE ORIGINAL DOCUMENT THIS ... OF ...

SOLICITOR..."

***I Hereby Certify** that*

STRATHCLAIR VENTURES LTD.

has this day changed its name to

SILVERCREST MINES INC.

***Issued** under my hand at Victoria, British Columbia on May 20, 2003*

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

I CERTIFY THIS IS A COPY OF A DOCUMENT FILED ON

MAY 2 0 2003

13 JOHN S. POWELL
REGISTRAR OF COMPANIES
PROVINCE OF BRITISH COLUMBIA

FORM 19

(Section 348)

COMPANY ACT

Certificate of
Incorporation No. C-564789

SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned company on the date stated:

Name of Company: **STRATHCLAIR VENTURES LTD.**

Date resolution passed: March 14, 2003

Resolution:

RESOLVED as a Special Resolution that:

1. The name of the Company be changed from "Strathclair Ventures Ltd." to "SilverCrest Mines Inc." and that paragraph 1 of the Memorandum of the Company be altered to read as follows:

   "1. The name of the Company is "SilverCrest Mines Inc."

The Memorandum of the Company as altered is attached hereto as Schedule "A".

Certified a true copy the 16th day of May, 2003.

Solicitor

SCHEDULE "A"

FORM 1

(Section 5)

COMPANY ACT

MEMORANDUM

OF

SILVERCREST MINES INC.

(as altered by Special Resolution dated March 14, 2003)

1. The name of the Company is "SilverCrest Mines Inc.".

2. The authorized capital of the Company consists of 100,000,000 common shares without par value.